SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                 RYANAIR LAUNCHES NEW GERMANY- ITALY ROUTE
                     FRANKFURT-HAHN TO ALGHERO FROM EUR39.99

    Ryanair, Europe's No.1 low fares airline, today (Thursday, 4th September
    2003) added a new route to its existing 131 European route network with the launch of a 9th route from Germany to Italy. Fares start at EUR39.99 including taxes and charges.

    Daily flights will commence on the following new route from 30th October and can be booked online at www.ryanair.com from today:

   -Frankfurt-Hahn - Alghero

    Ryanair now operates 18 low-fare routes from Frankfurt-Hahn across Europe and 9 routes from Germany to Italy.

    Ryanair's Head of Communications, Paul Fitzsimmons, said:

        "Our new route from Frankfurt-Hahn to Alghero in Italy reflects the huge public demand for services to Italy. This is the 7th Italian route from Frankfurt-Hahn and we expect to carry 100,000 passengers on it annually.

        "Ryanair is the only really low fares airline in Europe. We now operate 132 routes and will carry 24 million passengers throughout Europe this year, almost 3 million of which will be through Frankfurt-Hahn.

        "Ryanair offers more routes, more destinations, more frequency, better punctuality and unbeatable passenger service, which is why we continue to grow rapidly and are Europe's No. 1 low fares airline".

    Fares for the new routes start at EUR39.99 (including taxes).The new route starts on 30th October and passengers can book online from today at www.ryanair.com.

Timetable Information


Flight    From              To                Depart    Arrive    Days

FR        Frankfurt-Hahn    Alghero           15:35     17:35     M T W
4822                                                              T F S
                                                                  S

FR        Alghero           Frankfurt-Hahn    18:00     20:00     M T W
4823                                                              T F S
                                                                  S


       Full details of fares and timetables available at www.ryanair.com.

ENDS     4th September 2003

For Further information:
Paul Fitzsimmons - Ryanair   Pauline McAlester - Murray Consultants
Tel: 0 353 1 812 1228        Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  4 September, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director